FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, June 2, 2015

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES C, SERIES D, SERIES E, SERIES F, SERIES G, SERIES I, SERIES K AND SERIES M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES D AND F SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U)  announces that it has declared a quarterly dividend of C$0.286125 per share on its Series C Preferred Shares, C$0.22297 per share on its Series D Preferred Shares, C$0.18188 per share on its Series E Preferred Shares, C$0.16194 per share on its Series F Preferred Shares, C$0.3125 per share on its Series G Preferred Shares, C$0.3125 per share on its Series I Preferred Shares, C$0.3125 per share on its Series K Preferred Shares and C$0.38716 per share on its Series M Preferred Shares.  The dividends on each of the Series C Preferred Shares, Series E Preferred Shares, Series G Preferred Shares, Series I Preferred Shares, Series K Preferred Shares and Series M Preferred Shares are payable on June 30, 2015 to shareholders of record on June 16, 2015. The dividends on the Series D Preferred Shares and Series F Preferred Shares are payable on June 29, 2015 to shareholders of record on June 16, 2015. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined that the quarterly dividend rate in respect of the June 30 to September 29, 2015 dividend period for the Series D Preferred Shares, calculated in accordance with the Series D share conditions, will be 0.961589% (3.815% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.24040 per share. The quarterly dividend rate in respect of the June 30 to September 29, 2015 dividend period for the Series F Preferred Shares, calculated in accordance with the Series F share conditions, will be 0.712055% (2.825% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.17801 per share).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946